August 20, 2025

James Bianco
Chief Executive Officer
TuHURA Biosciences, Inc.
10500 University Center Drive, Suite 110
Tampa, FL 33612

       Re: TuHURA Biosciences, Inc.
           Registration Statement on Form S-1
           Filed August 12, 2025
           File No. 333-289532
Dear James Bianco:

       We have conducted a limited review of your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
General

1. We note that you are registering certain securities for resale that you have agreed to issue in connection with a private placement for an aggregate offering price of $12.6 million. We also note that of the $12.6 million offering, $8.9 million was purchased in four equal tranches with the remaining $3.7 million required to be purchased and funded by December 31, 2025. Please provide us with your analysis as to how you are eligible to register the resale of the $3.7 million worth of securities that have not yet been issued in this private placement or otherwise advise. Refer to Securities Act
       Sections Compliance and Disclosure Interpretations Question 139.11 for guidance.
       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence
 August 20, 2025
Page 2

of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Tyler Howes at 202-551-3370 or Tim Buchmiller at 202-551-3635
with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Curt P. Creely, Esq.